Avisheh Avini | 212 692 6200 | aavini@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 12, 2014

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Vantage Health
Preliminary Proxy Statement on Schedule 14C
Filed November 25, 2014
File No. 000-55155

Dear Mr. Riedler:

On behalf of Vantage Health (the “Company”), we hereby respond to the comments provided by a letter (the “Comment Letter”) dated December 5, 2014, from the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Preliminary Proxy Statement on Schedule 14C, as originally filed with the Commission on November 25, 2014 (the “Preliminary Proxy Statement”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. We are also delivering three courtesy copies of this letter to the attention of Daniel Greenspan.

Notice Item 1

Approval of the Conversion, page 7

1.	Please revise your disclosure to include a discussion of the material differences between the provisions of the proposed Certificate of Incorporation and the Company’s current Nevada Certificate of Incorporation.

Response: In response to the Staff’s comment, the Company has updated the disclosure to include a discussion of the material differences between the provisions of the proposed Certificate of Incorporation and the Company’s current Nevada Certificate of Incorporation. Please see page 4.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 12, 2014

Notice Item 2

Approval of the Charter Amendments

Notice Item 2(b): Approval of the Change in Authorized Capital Stock, page 15

2.	We note that the Company does not currently have any authorized shares of preferred stock. After the filing of the Conversion Certificate of Incorporation with the Secretary of State of the State of Delaware, the Company will have 50,000,000 shares of Preferred Stock available for future issuance, resulting in authorized but unissued shares that may be issued by your Board of Directors in its discretion. Please disclose whether you currently have, or do not have, any plans with respect to these authorized but unissued shares. If such plans exist, please disclose all material information.

Response: In response to the Staff’s comment, the Company has updated the disclosure to reflect that the Company does not currently have any plans with respect to these authorized but unissued shares. Please see page 15.

*     *     *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6200 with any comments or questions and please send a copy of any written comments to this response to:

Avisheh Avini, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Avisheh Avini
Avisheh Avini

cc:	Vantage Health (Joseph C. Peters, Chief Executive Officer)
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. (Daniel I. DeWolf, Esq.)